

September 29, 2014

<u>Via E-mail</u>
Sean Whelan
Chief Financial Officer
Diplomat Pharmacy, Inc.
4100 S. Saginaw St.
Flint, MI 48507

> **Re: Diplomat Pharmacy, Inc.**
> **Amendments No. 2 and 3 to**
> **Registration Statement on Form S-1**
> **Filed September 11, 2014 and September 17, 2014**
> **File No. 333-197224**

Dear Mr. Whelan:

We have reviewed your amendments to your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 70</u>

1. We note your response to comment 2 from our prior letter dated September 8, 2014 and your associated revisions to the amended registration statement. In addition to these changes, please similarly revise your statement on page 86 that "The adherence rates that result from our patient-centered services…directly benefit pharmaceutical manufacturers through…improved patient outcomes…" As before, please revise to remove claims of improved patient outcomes. If you wish, you may state your opinion that there is generally a relationship between patient adherence and patient outcomes, but you must make clear that you do not monitor this information or have evidence to substantiate such claims concerning your customers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       Michael S. Ben, Esq.
       Honigman Miller Schwartz and Cohn LLP